Exhibit 99.8

CONSENT OF QUALIFIED PERSON (BRENDAN PIDCOCK)

I hereby consent to the inclusion of information related to the scientific and technical disclosure included in or incorporated by reference into the Annual Information Form for the year ended December 31, 2020 (the “AIF”) and the related annual report on Form 40-F (the “40-F”) of Maverix Metals Inc.

I also hereby consent to the incorporate by reference of the information contained in the AIF and 40-F, into Maverix Metals Inc.’s Registration Statement on Form F-10 (Registration No. 333-233589) filed on September 3, 2019, as amended.

/s/ Brendan Pidcock
Name:	Brendan Pidcock, P.Eng.
Title:	Vice President, Technical Services, Maverix Metals Inc.

March 23, 2021.